                              [OPTICARE LETTERHEAD]

                                                     September 29, 2005

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Jim Rosenberg
      Senior Assistant Chief Accountant

RE:    OPTICARE HEALTH SYSTEMS, INC.
       FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
       FILE NO. 001-15223

Dear Mr. Rosenberg:

         This letter sets forth the supplemental response of OptiCare Health
Systems, Inc. (the "Company") to the comments contained in the staff's letter of comments (the "Staff Letter") dated August 19, 2005 in connection with the
Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004
(the "Form 10-K"). For your convenience, the Company's response to each comment contained in the Staff Letter has been listed in the order of, and corresponding to, the comments from the Staff Letter.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND ...,

LIQUIDITY AND CAPITAL RESOURCES, PAGE 30

     1.   PLEASE PROVIDE US DISCLOSURE THAT ADDRESSES MATERIAL CHANGES IN THE
          DRIVERS UNDERLYING YOUR OPERATING CASH FLOWS, INCLUDING SPECIFIC CASH
          INFLOWS AND OUTFLOWS GENERATED, FOR THE PERIODS PRESENTED. YOUR
          DISCUSSIONS SHOULD FOCUS ON THE PRIMARY UNDERLYING DRIVERS AND OTHER
          MATERIAL FACTORS NECESSARY IN UNDERSTANDING THE HISTORICAL AND FUTURE
          CASH FLOWS, RATHER THAN MERELY DESCRIBING ITEMS IDENTIFIED ON THE FACE
          OF THE STATEMENT OF CASH FLOWS. REFER TO SECTION IV OF FINANCIAL
          REPORTING RELEASE 72.

         The Company will clarify its operating cash flow disclosure as described below, in all applicable future filings under the Securities Exchange
Act of 1934, as amended

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September 29, 2005

(the "Exchange Act") and submissions regarding the drivers underlying its operating cash flows, including specific cash inflows and outflows generated as required by Section IV of Financial Reporting Release 72.

         "Net cash provided by operating activities in 2004 totaled $2.9 million as compared to net cash used by operating activities of $2.8 million and $0.2 million in 2003 and 2002, respectively. The increase in net cash from operating activities in 2004 compared to 2003 is primarily attributable to an increase in net income from continuing operations of
         $7.0 million from 2003 to 2004. This increase in net income from continuing operations was offset by net reductions in non-cash items from 2003 to 2004 totaling $7.5 million, which resulted primarily from the 2003 recording of a valuation reserve for deferred tax assets totaling $4.8 million, a $1.8 million loss on the early extinguishment of debt and a decrease in non-cash interest expenses of $0.8 million from 2003 to 2004. In addition, a net reduction in the non-cash components of working capital in 2004 compared to 2003 increased operating cash flow by approximately $6.1 million. The increase in non-cash components of working capital resulted primarily from an increase in accounts payable and accrued expenses of $3.8 million, a net increase in other assets and other liabilities of $1.3 million and a reduction in the cash used by discontinued operations of $1.0 million. The increase of $3.8 million in accounts payable and accrued expenses resulted primarily from expenses associated with the sale of the Distribution business, including professional fees. The $1.3 million net increase in other assets and other liabilities relates to the liability recorded by the Company as of December 31, 2004 related to the estimated potential exposure on the remaining lease obligation on the Yonkers facility. The Company has since commenced discussions with the landlord of this facility regarding a possible lease termination settlement.

         The increase in net cash used in operating activities in 2003 compared to 2002 is primarily attributable to an increase in the net loss from continuing operations of $11.9 million. This increase in net loss from continuing operations was offset by net increases in non-cash items from 2002 to 2003 totaling $12.3 million, which resulted primarily from an increase in the valuation reserve for deferred tax assets totaling
         $1.8 million, a $9.6 million loss on the early extinguishment of debt and a net increase of $0.9 million of other non-cash adjustments from
         2002 to 2003. In addition, a net increase in the non-cash components of working capital in 2003 compared to 2002 decreased operating cash flow by approximately $2.9 million. The decrease in non-cash components of working capital resulted primarily from an increase in cash used by discontinued operations of $4.7 million, an increase in accounts receivable of $0.6 million, both of which were offset in part by an increase in accounts payable and accrued expenses of $2.4 million. The increase in cash used by discontinued operations of $4.7 million resulted primarily from operating losses sustained in 2003 by Wise
         Optical. The increase in accounts

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September 29, 2005

         receivable of $0.6 million was attributable to increased revenues in
         2003 compared to 2002 and the increase of $2.4 million in accounts payable and accrued expenses from 2002 to 2003 resulted primarily from increased corporate overhead expenses associated with the acquisition of Wise Optical."

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 46

    2.   WE NOTE THAT YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS
         CONCLUDED THAT YOUR "DISCLOSURE CONTROLS AND PROCEDURES WERE ADEQUATE
         AND EFFECTIVE TO ENSURE THAT MATERIAL INFORMATION RELATING TO [YOU] ...
         WAS MADE KNOWN TO THEM BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY
         DURING THE PERIOD IN WHICH THIS ANNUAL REPORT ON FORM 10-K WAS BEING
         PREPARED." PLEASE TELL US HOW THIS DISCLOSURE COMPLIES WITH ITEM 307 OF
         REGULATION S-K, AS; (A) THE DEFINITION OF DISCLOSURE CONTROLS AND
         PROCEDURES, IN EXCHANGE ACT RULE 13A-15, WOULD APPEAR TO ENCOMPASS MORE
         THAN JUST ENSURING MATERIAL INFORMATION WAS MADE KNOW TO THEM AND (B)
         ITEM 307 APPEARS TO INDICATE THAT THE EVALUATION SHOULD HAVE BEEN AS OF
         THE END OF THE PERIOD COVERED BY THE ANNUAL REPORT, NOT THE PERIOD IT
         WAS PREPARED.

         The Company advises the Commission with respect to each of the
Commission's concerns that:

         (a) the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the appropriate time period in accordance with the requirements of Exchange Act Rule 13a-15. The
         Company respectfully submits to the Commission that it intended for its summary disclosure under Item 9A of the Annual Report relating to the principal executive officer's and principal financial officer's conclusion of the adequacy and effectiveness of the Company's disclosure controls and procedures to mean that the Company's disclosure controls and procedures were adequate and effective to ensure that information required to be disclosed in reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the appropriate time period in accordance with the requirements of Exchange Act Rule 13a-15; and

         (b) its principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the Annual Report as required by Item 307 of Regulation S-K and that the disclosure in Item
         9A of the Annual Report specifically states this as follows: "...after evaluating the effectiveness of our disclosure controls and procedures
         ... as of the end of the period covered by this Annual Report on Form
         10-K,..." (emphasis added). The Company notes that this evaluation

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September 29, 2005

         included a review of the Company's disclosure controls and procedures in place as of the end of the period covered by the Annual Report with respect to the preparation and filing of the Annual Report and that the disclosure under Item 9A of the Annual Report "..., particularly during the period in which this Annual Report on Form 10-K was being prepared," refers to the fact that in addition to the disclosure controls and procedures related to the day-to-day operation of the
         Company there are additional disclosure controls and procedures in place during the periods in which the Company prepares its periodic reports, including the Annual Report, to ensure that information required to be disclosed in these periodic reports is recorded, processed, summarized and reported within the appropriate time period.

         Accordingly, the Company will clarify its disclosure regarding the evaluation of its disclosure controls and procedures in all applicable future
Exchange Act filings and submissions to clearly state that the controls and procedures comply with the specific requirements of Item 307 of Regulation S-K and Rule 13a-15.

FINANCIAL STATEMENT, PAGE F-1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-7

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-7

SERVICES REVENUE, PAGE F-9

    3.   ON PAGE F-26, WE NOTED THAT YOU CONTRACT WITH OPTICARE, P.C. TO PROVIDE
         THE SERVICES TO PATIENTS AND THAT YOUR FORMER CEO IS THE SOLE NOMINEE
         SHAREHOLDER OF OPTICARE P.C. IN LIGHT OF ALL OF THIS, PLEASE TELL US
         WHY YOUR RECOGNITION OF SERVICES REVENUE BASED ON ESTABLISHED RATES
         REDUCED BY AN ESTIMATE FOR CONTRACTUAL ALLOWANCES THAT ARISE DUE TO THE
         TERMS OF CERTAIN REIMBURSEMENT CONTRACTS WITH THIRD-PARTY PAYORS IS
         APPROPRIATE, AS OPPOSED TO THE AMOUNT YOU WOULD RECEIVE FROM OPTICARE,
         P.C. IF YOU CONSOLIDATE OPTICARE, P.C., PLEASE EXPLAIN YOUR INTEREST IN
         OPTICARE, P.C. AND ADDRESS THE APPLICABILITY OF AND YOUR COMPLIANCE
         WITH ARB 51, FIN 46(R), EITF 97-2 AND ANY OTHER RELEVANT GUIDANCE.
         OTHERWISE, PLEASE CITE THE PARAGRAPHS IN THE AICPA ACCOUNTING AND
         AUDITING GUIDE ON HEALTH CARE ORGANIZATIONS SUPPORTING YOUR REVENUE
         RECOGNITION.

         Please note that this comment as it relates to the Company's recognition of services revenue is similar in nature to an SEC comment previously received by the Company on January 30, 2002.

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September 29, 2005

         The Company's health care services revenue is based and recorded at the provider's full established rates that are then reduced by an estimate of contractual allowances, as required under the AICPA accounting and auditing guide on healthcare organizations, paragraph 5.03. The contractual allowances arise due to the terms of certain reimbursement contracts with third-party payors that provide for payments to the Company at amounts different than the established rates. The contractual allowances represent the difference between the provider's full established rates and the estimated recoverable amounts and are recognized in the period in which the services are rendered. The contractual allowance recorded is estimated based on an analysis of actual collection experience in the prior twelve month period in relation to amounts billed and other relevant information. Any differences between the estimated contractual adjustments and the actual final settlements under reimbursement contracts are recognized as contractual adjustments in the period in which the final settlements occur.

         The Company, through its wholly owned subsidiary, OptiCare Eye Health
Centers, Inc. (the "PPM"), has fully consolidated the operating results of
Opticare, P.C. (the "Physician Practice"), a professional corporation, for the last ten years. Consolidating the operating results of Physician Practice over this period of time has been substantiated based on the following facts:

         (1) since December 1, 1995, a Professional Services and Support
         Agreement ("PSSA"), has been in place by and between the PPM and the
         Physician Practice. A copy of the PSSA is attached hereto as Exhibit
         "A"; and

         (2) all of the shares of capital stock of the Physician Practice are subject to the terms and conditions of a separate Stockholders'
         Agreement (the "Stockholders Agreement"), dated as of December 1, 1995, between the PPM, the Physician Practice and Dean J. Yimoyines M.D., the
         Chairman of the Board of Directors and the Company's former CEO ("Dr.
         Yimoyines"). A copy of the Stockholder's Agreement is attached hereto as Exhibit "B". Dr. Yimoyines is no longer an employee of the Company or the PPM, however he continues as the CEO and President of the
         Physician Practice. As a consequence of the terms and conditions of the
         Stockholders Agreement, which are further described below, the Company believes that Dr. Yimoyines, and his successors, are "nominee shareholders" within the meaning of Emerging Issues Task Force ("EITF")
         97-2 in that the Company's relationship with such shareholders, through its wholly owned subsidiary the PPM, has all of the six nominee shareholder characteristics that are set forth in footnote 1 of EITF
         97-2; and

         (3) the PSSA requires that the Physician Practice perform all medical related services exclusively for the PPM unless the PPM otherwise agrees in writing.

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September 29, 2005

         Under the provisions of ARB - 51 Consolidated Financial Statements, consolidated financial statements reflect a more meaningful presentation, so long as one of the companies in the group has a direct or indirect controlling financial interest in the other companies. The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company generally points toward consolidation.

         The Company believes that as a result of the terms and conditions of the PSSA and the Stockholders Agreement described below, it has an indirect controlling financial interest in the Physician Practice through the PPM.
Consequently, the Company maintains that the Physician Practice would be scoped out of the provisions set forth in FIN 46R.

         Pursuant to Section 4 of the Stockholders Agreement, so long as the
PSSA remains in effect, the PPM has the option at any time and from time to time to designate an individual qualified under Connecticut law to purchase all of the shares owned by one or more stockholders of the Physician Practice. The purchase price for such shares would be equal to the lesser of (x) the amount the stockholder paid for the shares and (y) the book value of the shares, which, as of December 31, 2004 and June 30, 2005 was zero. In addition, Section 3 of the Stockholders Agreement prevents the transfer or sale of the Physician
Practice stock as long as the PSSA is in effect, unless the PPM consents to such transfer or sale. The stock certificate issued to Dr. Yimoyines, which evidences ownership of 100% of the outstanding capital stock of the Physician Practice, is held by the Secretary of the Physician Practice, Vincent S. Miceli (the
Company's principal financial officer) and is endorsed with a restrictive legend that indicates that the shares may not be transferred except in compliance with the terms of the Stockholders Agreement. Moreover, in order to facilitate any sale or transfer by Dr. Yimoyines pursuant to the Stockholders Agreement and so long as the PSSA is in effect, Dr. Yimoyines has irrevocably constituted and appointed the PPM as his true and lawful agent and attorney, with full power of substitution and resubstitution, to act in his name or otherwise, for the purpose of doing any and all things and executing and delivering any and all documents which may be necessary or advisable in connection with the delivery and transfer of his shares in the Physician Practice. Such power of attorney is coupled with an interest, is irrevocable and is not affected by the death, incapacity or other disability of Dr. Yimoyines. The terms and conditions of the sale or transfer of shares are detailed in Section 6 of the Stockholders
Agreement.

         By agreement, dated January 12, 2005 (with an effective date of
December 31, 2004 for asset valuation purposes), Dr. Yimoyines resigned as CEO of the Company, the Company sold substantially all of the assets of its
Distribution Division to Dr. Yimoyines and the PSSA was amended to incorporate certain provisions of Dr. Yimoyines' employment as the CEO and President of the
Physician Practice. However, the amendments to the PSSA did not alter the

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Company's indirect control of the Physician Practice. Rather, they reduced the service fee payable by the Physician Practice to the PPM because, simultaneously therewith, the Physician Practice entered into an employment agreement with Dr.
Yimoyines.

         Under the guidelines of EITF 97-2, a management company of a physician practice can establish a controlling financial interest in a physician practice through a contractual management agreement without having ownership of a majority of the outstanding voting equity instruments of the physician practice.
In order for a controlling financial interest to exist, the management company, for the requisite period of time, must have control over the physician practice and have a "financial interest" in the physician practice that meets all six of the following requirements:

TERM RELATED REQUIREMENTS:

     1.)  THE CONTRACTUAL ARRANGEMENT BETWEEN THE PPM AND THE PHYSICIAN PRACTICE
          HAS A TERM THAT IS EITHER (A) THE ENTIRE REMAINING LEGAL LIFE OF THE
          PHYSICIAN PRACTICE ENTITY OR (B) A PERIOD OF 10 YEARS OR MORE. Section
          11 of the PSSA states that it shall remain in full force and effect for a term of five years and shall automatically renew for successive terms of two years each. The PSSA between the PPM and the Physician
          Practice is currently in its third successive two year term and is starting year ten. Section 11(c) of the PSSA states that either the
          PPM or the Physician Practice may elect to not renew the agreement by written notice to the other given not less than 180 days and not more than one year prior to the beginning of the next renewal term. The fact that the Physician Practice may not renew the PSSA does not preclude the PPM from consolidating the operating results of the
          Physician Practice. If the Physician Practice gave notice of its intention to not renew the PSSA, the PPM has a minimum of six months to invoke its right pursuant to Section 4 of the Stockholders
          Agreement to designate at any time and from time to time an individual
          (a new nominee shareholder) qualified under Connecticut law to purchase all of the shares owned by any of the stockholders of the
          Physician Practice. This new nominee shareholder aligned with the PPM would then cause the Physician Practice to rescind the non-renewal notice, allowing the Physician Practice to continue operating pursuant to the terms of the PSSA.

     2.)  THE CONTRACTUAL ARRANGEMENT BETWEEN THE PPM AND THE PHYSICIAN PRACTICE
          IS NOT TERMINABLE BY THE PHYSICIAN PRACTICE EXCEPT IN THE CASE OF
          GROSS NEGLIGENCE, FRAUD, OR OTHER ILLEGAL ACTS BY THE PPM, OR
          BANKRUPTCY OF THE PPM. Section 11(d) of the PSSA states that either the PPM or the Physician Practice may terminate the PSSA by written notice to the other, upon the failure by the other to perform one or more of its obligations under the PSSA, if such failure continues uncorrected for 60 days after receipt of written notice thereof. The fact that the Physician Practice may terminate the PSSA upon a breach thereof does not

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September 29, 2005

preclude the PPM from consolidating the operating results of the Physician
Practice. If the Physician Practice gave such notice, the PPM could simply designate a new nominee stockholder pursuant to Section 4 of the Stockholders
Agreement, who would cause the Physician Practice to rescind such notice.

CONTROL RELATED REQUIREMENTS:

     3.)  THE PPM HAS EXCLUSIVE AUTHORITY OVER ALL DECISION MAKING RELATED TO
          ONGOING, MAJOR, OR CENTRAL OPERATIONS OF THE PHYSICIAN PRACTICE,
          EXCEPT FOR THE DISPENSING OF MEDICAL SERVICES. Sections 4 and 13 of
          the PSSA, together with the PPM's control of the Physician Practice through its shareholder nominee, result in the PPM having overall exclusive authority to make all final decisions related to the
          Physician Practice other than medical decisions or the dispensing of medical services.

     4.)  THE PPM HAS EXCLUSIVE AUTHORITY OVER ALL DECISION MAKING RELATED TO
          TOTAL PRACTICE COMPENSATION OF THE LICENSED MEDICAL PROFESSIONALS AS
          WELL AS THE ABILITY TO ESTABLISH AND IMPLEMENT GUIDELINES FOR THE
          SELECTION, HIRING AND TERMINATIONS OF STAFF. Pursuant to Section 8(a)
          of the PSSA, each year the PPM and the Physician Practice review and agree upon compensation and any headcount changes if applicable for the upcoming year. The actual selection, hiring, and terminating of licensed medical staff is performed by the Physician Practice in accordance with established guidelines prescribed by the PPM, as defined in Section 3 of the PSSA. The Company believes that these provisions of the PSSA, together with the PPM's control of the
          Physician Practice through its shareholder nominee, result in the PPM having exclusive authority over all decision making related to total practice compensation of the licensed medical professionals in the
          Physician Practice as well as the ability to establish and implement guidelines for the selection, hiring and terminations of such medical professionals.

     FINANCIAL INTEREST:

     5.)  THE PPM MUST HAVE A SIGNIFICANT FINANCIAL INTEREST IN THE PHYSICIAN
          PRACTICE THAT ALLOWS THE UNILATERAL SALE OR TRANSFER OF THE PHYSICIAN
          PRACTICE BY THE PPM. All of the outstanding voting equity securities of the Physician Practice are owned by Dr. Yimoyines, the PPM's nominee shareholder. Pursuant to Section 4 of the Stockholders
          Agreement, so long as the PSSA remains in effect, the PPM has the option at any time and from time to time to designate an individual qualified under Connecticut law to purchase all of the shares owned by
          Dr. Yimoyines or any subsequent stockholders of the Physician
          Practice. The purchase price will be equal to the lesser of the amount the stockholder paid for the shares and the book value of the shares.
          Moreover, Section 3 of the Stockholders Agreement prevents

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          the transfer or sale of the Physician Practice stock as long as the
          PSSA is in effect, unless the PPM consents to such transfer or sale.

          The stock certificate issued to Dr. Yimoyines evidencing ownership of
          100% of the outstanding capital stock of the Physician Practice is held by the Secretary of the Physician Practice and is endorsed with a restrictive legend which recites that the shares may not be transferred except in compliance with the term of the Stockholders
          Agreement. In order to facilitate any sale or transfer by Dr.
          Yimoyines pursuant to the Stockholders Agreement and so long as the
          PSSA is in effect, he has irrevocably constituted and appointed the
          PPM as his true and lawful agent and attorney, with full power of substitution and resubstitution, to act in his name or otherwise, for the purpose of doing any and all things and executing and delivering any and all documents which may be necessary or advisable in connection with the delivery and transfer of his shares in the
          Physician Practice pursuant to the terms of the Stockholder Agreement.
          Such power of attorney is coupled with an interest, is irrevocable and shall not be affected by the death, incapacity or other disability of
          Dr. Yimoyines.

          The Company respectfully submits that, through these provisions, the
          PPM has the power, at will and for no consideration, to reset the terms of the PPM's financial interest in the Physicians Practice, without reference to the PPM's current compliance with the financial interest requirements of EITF 97-2.

     6.)  THE PPM MUST HAVE A SIGNIFICANT FINANCIAL INTEREST IN THE PHYSICIAN
          PRACTICE THAT PROVIDES THE PPM WITH THE RIGHT TO RECEIVE INCOME, BOTH
          AS ONGOING FEES AND AS PROCEEDS FROM THE SALE OF ITS INTEREST IN THE
          PHYSICIAN PRACTICE. For the reasons set forth in the last sentence of paragraph 5 above, the Company believes that it satisfies this requirement. Further, the Company notes that the PPM clearly has a significant financial interest in the Physician Practice in that the
          PPM receives income form the operations of the Physician Practice.
          Pursuant to Section 4 of the PSSA, the PPM has the responsibility of billing and collecting for all professional services rendered by the
          Physician Practice. In turn, the PPM pays the compensation due the
          Physician Practice in accordance with the annual compensation plan. In addition, all assets (primarily fixed assets) employed by the
          Physician Practice are the property of the PPM. The leases for the store locations and the main practice and specialized medical equipment are in the name of the PPM and not the Physician Practice.

         The Company believes that its recognition of health care services revenue as described in the above paragraphs is appropriate as opposed to recording the net amount received from the Physician Practice. In summary, the
Physician Practice is an affiliated company that has been consolidated into the results of the Company. The PPM can

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September 29, 2005

          remove Dr. Yimoyines at any time (with or without cause) as the sole and controlling shareholder of the Physician Practice. The PSSA requires that the Physician Practice to perform all medical related services exclusively for the PPM unless the PPM otherwise agrees in writing. In turn, the PPM provides all of the administrative functions such as billing, collections, licensing and accounting, etc. Lastly, the PPM is solely responsible for all of the day-to-day
          decision-making related to operating the Physician Practice other than decisions relating to the medical care of the patients.

4.   DISCONTINUED OPERATIONS, PAGE F-14

     4.   WE NOTED THAT, IN CONNECTION WITH THE SALE OF THE DISTRIBUTION
          BUSINESS TO YOUR CHAIRMAN, YOU COMMITTED TO PURCHASE A SPECIFIED
          AMOUNT OF OPTICAL PRODUCTS EACH YEAR AND THAT YOU RETAINED THE LEASE
          OBLIGATION ON THE FACILITY. IN LIGHT OF ALL THIS, PLEASE TELL US HOW
          YOU HAVE CONCLUDED THAT YOU WOULD NOT HAVE ANY SIGNIFICANT CONTINUING
          INVOLVEMENT IN THE OPERATIONS OF THE BUSINESS AFTER THE SALE, AS
          CONTEMPLATED BY PARAGRAPH 42 OF SFAS 144.

         In August 2004, the Company's Board of Directors appointed a Special
Committee comprised of independent Board members to consider, evaluate and negotiate the possible sale of the disposal group, the Company's Distribution
Division ("Distribution Division"), which at that time was comprised of Wise
Optical and the Buying Group. Also in the August 2004 timeframe, the Company entered into a non-binding letter of intent ("August LOI") with Dr. Yimoyines, who at that time was both the CEO and a director of the Company. The August LOI set forth the general terms and conditions under which Dr. Yimoyines would purchase the Distribution Division from the Company. The Company did not meet the criteria for held for sale classification at quarter ended September 30,
2004 since the Company's Board of Directors had not adopted the disposal plan set forth by management. In addition, management had not yet begun to formulate a program to actively seek potential buyers and at the time there was a high probability that significant changes to the plan would be made or that the disposal plan would even be withdrawn. Dr. Yimoyines terminated the August LOI on October 22, 2004.

         In the latter part of the fourth quarter 2004, the Board of Directors appointed a consultant to conduct a "bottoms up" assessment of the Distribution
Division and provide options to the Board regarding the Distribution Division and/or Wise Optical. The consultant recommended that the best course of action for the Company would be to sell the assets of the Distribution Division to Dr.
Yimoyines. Thereafter, the Board of Directors approved management's plan to sell/dispose of substantially all of the assets of the Distribution Division, and on or about December 8, 2004, the Board and the Special Committee approved the Company's execution of a second LOI ("December LOI"), under which Dr.
Yimoyines would purchase substantially all of the assets of the Distribution
Division from the Company.

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         By agreement, dated January 12, 2005 (with an effective date of
December 31, 2004 for asset valuation purposes), the Company sold substantially all of the assets of the Distribution Division to Dr.Yimoyines for an aggregate gross sales price of $4,150,000 before closing costs and a working capital adjustment. The transaction was approved by both the Board and the Special
Committee.

         In connection with the transaction, the Company entered into an asset purchase agreement, which included a non-compete agreement, a transition service agreement, a supply agreement, an amendment to the PSSA, as previously discussed, and an employment agreement between Dr. Yimoyines and the Physician
Practice.

         The transition services agreement, together with the amendment to the
PSSA and the employment agreement between Dr. Yimoyines and the Physician
Practice, provided, among other things, (i) that Dr. Yimoyines would resign from all of his positions at the Company, except that Dr. Yimoyines would continue to be the CEO, president and nominee shareholder of the Physician Practice and board member of the Company and (ii) the service fee payable by the Physician
Practice to the PPM would be reduced by $245,000 to reflect the $245,000 annual salary payable by the Physician Practice to Dr. Yimoyines.

         The four year supply agreement requires the Company to purchase not less than $4.2 million per year of products through the Distribution Division.
Penalties will be assessed if the Company does not meet the purchase requirements. The Company can cancel the supply agreement for a fee of $650,000 in the first year, $425,000 in the second year and $200,000 in the third year.

         In accordance with SFAS No. 144 "Accounting for the Impairment or
Disposal of Long-Lived Assets," the Company accounted for the disposal of the
Distribution Division as a discontinued operation at December 31, 2004. The
Distribution Division was an operating segment of the Company and consisted of operations and cash flows that were clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.

In accordance with SFAS 144, in order for the asset to be classified as "held for sale" in the period, all of the following criteria must be met:

     1.) MANAGEMENT, HAVING THE AUTHORITY TO APPROVE THE ACTION, COMMITS TO A
         PLAN TO SELL THE ASSET (DISPOSAL GROUP). Senior Management of the
         Company initiated a plan to sell the Distribution Division in the July
         2004. The disposal plan was also presented to the Board of Directors in the third quarter of 2004, and the Board of Directors appointed a
         Special Committee comprised of independent Board members to evaluate
         Senior Management's proposal. In the fourth quarter 2004, a

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September 29, 2005

         consultant was appointed to evaluate various scenarios for the
         Distribution Division as a whole or Wise Optical or the Buying Group as stand-alone businesses. Thereafter, the Board of Directors approved management's plan to sell/dispose of substantially all of the assets of the Distribution Division, and on or about December 8, 2004, the Board and the Special Committee approved the Company's execution of the
         December LOI, under which Dr. Yimoyines would purchase substantially all of the assets of the Distribution Division from the Company.

     2.) THE ASSET (DISPOSAL GROUP) IS AVAILABLE FOR IMMEDIATE SALE IN ITS
         PRESENT CONDITION SUBJECT ONLY TO TERMS THAT ARE USUAL AND CUSTOMARY
         FOR SALES OF SUCH ASSETS (DISPOSAL GROUPS). The Distribution Division
         was available for immediate sale. There were no conditions associated with the sale of such assets other than those that are usual and customary for sales of such assets. Discussions between Senior
         Management and the Board of Directors regarding the possible sale/disposal of the Distribution Division commenced in the third quarter of 2004 and the actual sale of the Distribution Division closed on January 12, 2005.

     3.) AN ACTIVE PROGRAM TO LOCATE A BUYER AND OTHER ACTIONS REQUIRED TO
         COMPLETE THE PLAN TO SELL THE ASSET (DISPOSAL GROUP) HAVE BEEN
         INITIATED. The sale of the Distribution Division was completed on
         January 12, 2005.

     4.) THE SALE OF THE ASSET (DISPOSAL GROUP) IS PROBABLE, AND TRANSFER OF THE
         ASSET (DISPOSAL GROUP) IS EXPECTED TO QUALIFY FOR RECOGNITION AS A
         COMPLETED SALE, WITHIN ONE YEAR. Senior Management of the Company
         initiated a plan to sell the Distribution Division in July of 2004.
         Discussions between Dr. Yimoyines and the Board of Directors regarding the possible sale/disposal of the Distribution Division commenced in the third quarter of 2004. The sale closed on January 12, 2005, approximately six months after the initial plan to dispose of the
         Distribution Division was introduced. The aggregate gross sale price for the Distribution Division totaled $4,150,000, less closing costs and a working capital adjustment.

     5.) THE ASSET (DISPOSAL GROUP) IS BEING ACTIVELY MARKETED FOR SALE AT A
         PRICE THAT IS REASONABLE IN RELATION TO ITS CURRENT FAIR VALUE. The
         sale of the Distribution Division was completed on January 12, 2005. An independent Special Committee of our Board of Directors, with the assistance of its financial advisor, negotiated the purchase price with
         Dr. Yimoyines. The financial advisor also delivered an opinion to the
         Special Committee as to the fairness of the transaction, from a financial point of view, to our stockholders, other than Dr. Yimoyines.

Securities and Exchange Commission

September 29, 2005

     6.) ACTIONS REQUIRED TO COMPLETE THE PLAN INDICATE THAT IT IS UNLIKELY THAT
         SIGNIFICANT CHANGES TO THE PLAN WILL BE MADE OR THAT THE PLAN WILL BE
         WITHDRAWN. The sale of the Distribution Division was completed on
         January 12, 2005.

         In accordance with SFAS 144, the Company treated the full year 2004 operating results of its Distribution Division as discontinued operations. In addition, all expenses incurred in 2004 that were directly attributable to the
Distribution Division were also classified as discontinued operations. The loss on disposal was classified within discontinued operations. The loss was equivalent to the difference between the gross sale proceeds of $4,150,000 less a working capital adjustment and closing related expenses (i.e. legal, accounting, outside consulting etc.) and the net assets of the Distribution
Division at December 31, 2004.

         The Company retained the lease obligation relating to the Distribution
Division facility located in Yonkers, New York. The remaining lease term on the sale date was approximately 6 1/2 years. The Company estimated that it would pay approximately $1.3 million over the remaining lease term. This amount assumed that approximately 60% of the maximum liability of approximately $3.3 million would be recovered through subletting the property. The Company provided for this liability at December 31, 2004 and charged the expense to discontinued
operations. Dr. Yimoyines agreed to sublease a portion of the facility through
September 2005 pursuant to a written sublease. The remaining unoccupied portion of the facility currently remains vacant. The Company commenced discussions with the landlord after the sale of the Distribution Division regarding a possible sublet of the premises and a lease termination settlement. The Company believes it has reached an agreement in principle with the Landlord to surrender the premises on or about September 30, 2005.

         As noted above, concurrent with the sale of the Distribution Division, the Company entered into a Supply Agreement (the "Supply Agreement") with the
Distribution Division, whereby the Company agreed, subject to the other terms and conditions of the Supply Agreement, to purchase from the Distribution
Division not less than $4.2 million per year of optical products, $1.275 million of which must be contact lenses. The term of the Supply Agreement is four years.
The $4.2 million of required annual purchases under the Supply Agreement was based on approximately 90% of the actual 2004 intercompany purchases of product made by the Company's Consumer Vision Segment at the time the sale of the
Distribution Division was consummated. The Supply Agreement includes customary terms and does not permit the ongoing entity to be otherwise involved in the operations of the disposed segment.

         EITF 03-13 provides guidance relative to determining whether cash flows have been eliminated and if not, whether such cash flows are significant.

Securities and Exchange Commission

September 29, 2005

     1.  Are continuing cash flows expected to be generated by the ongoing entity? Continuing cash flows are generated by the Company as a result of the Company's commitment to purchase products through the
         Distribution Division under the Supply Agreement.

     2.  Do cash flows result from migration or continuation of activities?
         Continuing cash flows are a result of continuation of activities, as the Company will purchase products through the Distribution Division.

     3.  Are continuing cash flows significant? The estimated continuing cash flows of the Company will approximate 7.5% of the cash outflows that would have been generated by Distribution Division. The Company believes that 7.5% is not significant. The Company will place its orders directly with the third party vendors and manufacturers, including Wise Optical. All transactions terms, including purchase price, payment terms, discounts, etc., will be negotiated directly with the vendors and manufacturers at arms-length by the Company. The Buying
         Group component of the Distribution Division will act solely as a conduit for billing, credits and cash remittance purposes and will provide electronic billing statements.

     4.  Does the ongoing entity have significant continuing involvement in the operations of the disposed component? From a management perspective, and in accordance with paragraph 42 of SFAS 144, the Company no longer has any continuing involvement with the Distribution Division. The supply agreement is at market and is not significant to the overall operations of the disposed component, since the ongoing entity will be purchasing only 7.5% of the output from the facility. The rights conveyed by the agreement do not enable the ongoing entity to exert significant influence over the disposed component. To the extent to which the ongoing entity is involved in the operations of the disposed component is limited to its ability to purchase optical products for a period of four years. The Company does not have the ability to influence the day-to-day operations or financial policies of the
         Distribution Division. Prospectively, the management of the
         Distribution Division was headed or appointed by Dr. Yimoyines, as its new owner. Dr. Yimoyines remains a director of the Company, however, he has no involvement in the management of the day-to-day operations of the ongoing entity. Further, his role as the CEO and President of the
         Physician Practice requires him to make predominantly medical related decisions for the Physician Practice and has no involvement in the management of the day-to-day operations of the ongoing entity. As a result, the Company does not have the ability to obtain any future benefits from the Distribution Division. Conversely, the Company retains no risk associated with the day-to-day

Securities and Exchange Commission

September 29, 2005

         operations of the Distribution Division and is not responsible for the financial policies established by the ongoing operations of the
         Distribution Division.

         Upon the resignation of Dr. Yimoyines, the undersigned was named the
         CEO of the Company in addition to his duties as the Company's President and General Counsel. Effective January 12, 2005, a senior management team headed by the undersigned became responsible for all of the day-to-day operations of the Company and its subsidiaries. In addition, subject to the approval of the Board, the undersigned has
         responsibility for all of the financial policies established by the
         Company and its subsidiaries. Presently, the Company is comprised of the Managed Care operation, which is located in North Carolina, the
         Consumer Vision operation, which is located in Connecticut and a
         Corporate Headquarters function, which is also located in Connecticut.

                                    * * * * *

         As requested, this response letter has been filed on EDGAR under the form type CORRESP. The Company understands that the Commission may have additional comments after reviewing this letter. In addition, the Company acknowledges that:

     o   the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

     o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

     o   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact Vincent S. Miceli, Corporate Controller and Chief
Accounting Officer, at (203) 596-2236 if you should have any questions regarding the foregoing.

                                              Very truly yours,

                                              /s/ Christopher J. Walls

                                              Christopher J. Walls
                                              Chief Executive Officer,
                                              President and General Counsel

                                                                       EXHIBIT A
                                                                       ---------

                   PROFESSIONAL SERVICES AND SUPPORT AGREEMENT

     THIS PROFESSIONAL SERVICES AND SUPPORT AGREEMENT is entered into effective as of the 1st day of December, 1995 by OPTICARE EYE HEALTH CENTERS, INC.
("OptiCare"), a Connecticut corporation, with its principal office in Waterbury,
Connecticut, and OPTICARE P.C., a Connecticut professional corporation having its principal place of business at 87 Grandview Avenue, Waterbury, Connecticut
("Professional Corporation").

                                   WITNESSETH:

     WHEREAS, the Professional Corporation is a Connecticut professional corporation engaged in the practice of medicine and surgery through the work of ophthalmologists, optometrists, nurses and others who are either employed by the
Professional Corporation or under contract with it to provide medical or surgery services, and who are duly licensed under the laws of the State of Connecticut
(hereinafter the "Medical Staff");

     WHEREAS, OptiCare is in the business of operating comprehensive integrated eye health centers and eye health provider networks, including the administration, support, and contracting for ophthalmology practices and services, optometry practice and services, ambulatory surgery centers, retail eye wear sales and fitting services, and eye wear manufacturing (collectively, the "Business"); and

     WHEREAS, OptiCare desires to have Professional Corporation, through its
Medical Staff, provide the medical services necessary to support OptiCare's
Business on an exclusive basis for ophthalmology and optometry services, and
Professional Corporation desires to provide such services, through its Medical
Staff, exclusively for patients of OptiCare.

     NOW THEREFORE, in consideration of the foregoing and the mutual covenants and conditions contained herein, the parties hereby agree as follows:

     1. SERVICES AGREEMENT. The parties hereby agree to provide the following services subject to the terms of this Agreement (referred to herein as the
"Services Agreement"). References herein to the "Practice" are to combined medical and business operations of the Professional Corporation and its Medical
Staff.

     2. DUTIES OF THE PROFESSIONAL CORPORATION AND THE MEDICAL STAFF. During the
term of this Services Agreement, the Professional Corporation and the Medical
Staff shall, at the Professional Corporation's expense:

     (a) devote substantially all of the Medical Staffs professional time and efforts to providing professional medical services at the offices of OptiCare set forth in Schedule A

attached hereto, which Schedule may be amended by OptiCare from time to time.
Such professional medical services shall be in the fields of ophthalmology and optometry, and such other areas of medicine requested by OptiCare and within the professional qualifications and capabilities of the Professional
Corporation and its Medical Staff,

     (b) establish and implement medical practice standards, policies and protocols, and provide medical services, at least consistent with generally accepted professional standards for the practice of ophthalmology and optometry, respectively, including those recommended for the practice of opthalmology from time to time by the American Board of Ophthalmology, and in compliance with all credentialing, quality assurance, practice standardization, risk management, access, and/or utilization management programs, criteria and procedures which OptiCare and Professional Corporation may mutually adopt, and/or with which OptiCare is obligated to comply as part of its Business, including without limitation, any such programs, criteria or procedures required by third-party payers with whom OptiCare contracts, governmental agencies and accrediting bodies;

     (c) comply with all applicable provisions of the law and of the rules and regulations of all governmental authorities relating to licensing and the regulation of physicians, nurses and other licensed professionals on the Medical
Staff and the delivery of professional medical services by the Medical Staff;

     (d) recommend the types and amounts of equipment and supplies to be purchased by OptiCare for the use of the Practice and comply with all inventory and ordering procedures and systems established by OptiCare to ensure that reasonable inventories are available;

     (e) cooperate and assist OptiCare in all Practice budget, compensation, billing and collection matters and make recommendations to OptiCare concerning such matters;

     (f) develop training guidelines and provide training and supervision of the
Medical Staff rendering professional services to OptiCare, including, without limitation, providing professional supervision of nurses, technicians and other personnel rendering services to the Practice, all as required by applicable law or the conditions of participation of third-party payers;

     (g) cooperate with OptiCare in dealing with third-party payers;

     (h) submit accurate and complete data required for the billing and collection by OptiCare of fees for professional services provided by Medical
Staff;

     (i) keep accurate and complete medical records of the professional medical services performed by the Medical Staff;

     (j) monitor utilization and quality of services and notify OptiCare promptly of, and cooperate with OptiCare in, implementing all necessary steps to remedy any and all deficiencies in the efficiency or quality of the medical care provided;

                                       -2-

     (k) cooperate with OptiCare in its obtaining professional liability insurance for the Practice, and in OptiCare's handling of the defense and settlement of all claims made against such insurance, including, without limitation, promptly notifying OptiCare in writing upon: (A) the making of a claim or institution of a lawsuit against the Professional Corporation or any member of the Medical Staff relating in any way to services provided pursuant to this Services Agreement; and (B) the filing of a complaint against the Professional Corporation or any member of the Medical Staff with any governmental agency or disciplinary board, or the loss, suspension or voluntary relinquishment of any license or permit held by any member of the Medical Staff necessary to the performance of such member's duties for the Practice, or the cancellation or termination of his or her professional liability coverage; and

     (1) obtain all legal services required by the Professional Corporation in connection with the Practice including, without limitation, engaging counsel
(counsel shall be reasonably acceptable to OptiCare), supervising counsel's engagement and controlling fees.

     3. STAFFING AND HOURS OF OPERATION.

     (a) The Professional Corporation shall cause each office and facility of
OptiCare to be adequately staffed with appropriately trained and licensed medical personnel for full operation at hours established by OptiCare in its discretion.

     (b) Professional medical services furnished hereunder shall be, provided only by Medical Staff members who meet the requirements of this Services
Agreement for rendering professional services to OptiCare, and who are either
(i) employed by the Professional Corporation, or (ii) under written contract with the Professional Corporation to provide professional medical services, and who agree in writing to comply with the provision of this Services Agreement.
Each such Medical Staff member shall:

          (i)  provide clinical services consistent with generally accepted professional medical standards and the requirements of this
               Services Agreement;

          (ii) (as to ophthalmologists only) be certified by the American Board of Ophthalmology or be eligible by training and experience to be certified by such organization; and

          (iii) be appropriately licensed to practice in the jurisdiction(s) in which such member provides medical services.

     (c) The Professional Corporation shall be responsible for hiring or entering into contracts with sufficient medical personnel to ensure that the
Medical Staff is adequate to meet the Professional Corporation's obligations under this Services Agreement.

     (d) The Professional Corporation, and each of the ophthalmologists and optometrists on the Medical Staff employed by the Professional Corporation, shall enter into an Employment Agreement (the "Employment Agreement") in the
form of and containing the

                                       -3-

terms and conditions set forth in Schedule B-l, B-2 or B-3 (as applicable)
attached hereto. Ophthalmologists and optometrists on the Medical Staff but not employees of the Professional Corporation, shall enter into a written professional services agreement ("Professional Services Contract") mutually acceptable to the Professional Corporation and OptiCare. The Professional
Corporation shall have the right, after consulting with OptiCare and considering its recommendation, to terminate the Employment Agreement or Professional
Services Contract of a member of the Medical Staff, subject to the terms and procedural requirements, if any, of the applicable Employment Agreement or
Professional Services Agreement.

     4. DUTIES OF OPTICARE. During the term of this Services Agreement, OptiCare shall, at its expense:

     (a) provide appropriate facilities within OptiCare's offices, on a gross basis, for use by the Professional Corporation and the Medical Staff (upon recommendation of the Professional Corporation but in the final discretion of
OptiCare), including common areas, maintenance and utilities;

     (b) provide technical and Practice support services;

     (c) negotiate, enter into and administer contracts on behalf of the
Business and on behalf of the Professional Corporation as reasonably necessary or desirable in connection with the terms, content and scope of services rendered and to be rendered by the Business to third parties;

     (d) provide all accounting, bookkeeping, and accounting control services relating to the Practice, including, without limitation, development of a system of accounts, preparation of monthly financial statements, development of accounting procedures and controls, and assisting any outside auditor;

     (e) bill and collect for all Professional Services rendered by the
Professional Corporation as provided herein, consistent with the provisions of
Section 5 hereof;

     (f) apply for and maintain in the Professional Corporation's name, any filings, licenses, permits, notices or other documents required by applicable governmental entities for the practice of medicine by the Professional
Corporation;

     (g) purchase professional liability (malpractice) and other customary and reasonable types of insurance for the Practice, with limits, deductibles and co-payment levels mutually agreed to by OptiCare and the Professional
Corporation, and handle the defense and settlement of all claims made against such insurance with the advice, cooperation and assistance of the Professional
Corporation and the Medical Staff. Upon reasonable request, OptiCare will furnish the Professional Corporation with certificates demonstrating the type and terms of insurance coverage in effect; and

                                       -4-

     (h) except when the parties may otherwise agree, OptiCare shall have the exclusive authority to negotiate and administer, after consultation with the
Professional Corporation regarding reimbursement and service rates, all contracts with third party payers, employer groups, joint venturers and others for the provision of medical services, including, without limitation, all provider agreements, managed care agreements, network rental or access agreements, and all capitation and reimbursement agreements, each of which agreements shall be entered into by and be held in the name of OptiCare, or in the name of an affiliate of OptiCare, unless prohibited by law.

     5. BILLING AND COLLECTION.

     (a) It is agreed that only OptiCare shall bill, collect and receive payment for medical services rendered by the Medical Staff of the Professional
Corporation. OptiCare submit, in OptiCare's own name, all claims and other documents necessary or appropriate for making claims for such services, to collect, receive payment of, receipt for and give discharges and releases of all claims for such medical services; to make demand with respect to, settle, compromise and adjust such claims; and to commence and prosecute in OptiCare's name or in the name of the Professional Corporation or any member of the Medical
Staff, any suit, action or proceeding to collect any such claims. OptiCare will use commercially reasonable efforts to properly and promptly perform such duties. In performing such duties, OptiCare shall have the right, after giving reasonable notice, to inspect and copy the records of the Professional
Corporation relating to the medical services rendered by the Professional
Corporation and its Medical Staff, subject to applicable law. The Professional
Corporation shall ensure that each member of the Medical Staff shall submit timely, accurate and complete billing information to OptiCare in compliance with all applicable laws, regulations, policies and practices governing payment for medical services rendered by the Professional Corporation.

     (b) The Professional Corporation shall indemnify and save OptiCare harmless from and against any and all losses, damages, claims, fines, penalties, assessments and other expenses (including attorneys' fees and disbursements)
arising out of or in connection with the failure of the Professional
Corporation, or any member of the Medical Staff, to comply with the foregoing provision. This provision shall survive termination of this Services Agreement.

     (c) OptiCare shall indemnify and save the Professional Corporation harmless from and against any and all losses, damages, claims, fines, penalties, assessments and other expenses (including attorneys' fees and disbursements)
arising out of or directly resulting from the willful failure of OptiCare, to perform its obligations as described in paragraph 5(a) above. This provision shall survive termination of this Services Agreement.

     6. MEDICAL STAFF CONSULTATION

     (a) The Medical Staff will, on a regular basis, consult with the Quality
Assurance Committee of the Professional Corporation on all medical issues in the
Practice.

                                       -5-

     (b) The Professional Corporation and the Medical Staff will, on a regular basis, consult with and report to an individual or individuals designated by
OptiCare on all non-medical matters in the Practice.

     (c) OptiCare will assist the Professional Corporation in monitoring the utilization and quality of services provided by the Medical Staff and assist the
Professional Corporation in implementing any steps necessary to remedy any and all deficiencies in the quality of medical care provided.

     7. BOOKS AND RECORDS.

     (a) The Professional Corporation shall be the keeper and custodian of all records pertaining to medical services and care rendered in connection with the
Practice, and shall be the owner of all other records of the Practice. The records pertaining to medical services and care shall at all times be freely available for the use of the Medical Staff while in the employ of the
Professional Corporation; provided, however, that such medical records may not be removed from the Practice without OptiCare's prior written consent unless directed by the applicable patient. The Professional Corporation shall be responsible for proscribing the content of the medical records maintained for the Practice, consistent with applicable law, rules and regulations, and consistent with the information and documentation requirements of third-party payers with whom OptiCare contracts, and all applicable accrediting bodies. The
Professional Corporation shall adhere to the record retention and destruction policies and procedures adopted by OptiCare, in consultation with the
Professional Corporation, for such medical and other records.

     (b) The Professional Corporation shall not disclose information relating to the patients of the Practice, or the medical or other records related to such patients, to third persons other than the management of OptiCare, or such governmental or private accreditation or licensing bodies or third party reimbursement agencies with whom OptiCare has directed the Professional
Corporation to deal, unless the patient shall have given his/her written consent for the release of the information or unless otherwise required by law. The foregoing shall be deemed to include patients' records and all other information and records kept in the normal operation of the Practice.

     8. PAYMENT OF SERVICE CHARGES

     (a) As consideration for the professional services to be provided by the
Professional Corporation under this Agreement, OptiCare shall pay to the
Professional Corporation compensation in accordance with the Professional
Corporation's annual compensation plan for each year, as mutually agreed to by the Professional Corporation and OptiCare, minus expenses reasonably and properly incurred during such year by the Professional Corporation in the conduct of the Practice pursuant to its obligations under Section 2 of this
Services Agreement and which expenses are consistent with the Professional
Corporation's operating budget for the year mutually agreed to by the
Professional Corporation and by OptiCare

                                       -6-

     (b) Such compensation shall be paid by OptiCare to the Professional
Corporation on a monthly or other mutually acceptable periodic basis, with an annual settlement based upon actual fees and expenses, made within a reasonable time after the end of each calendar year. Payment of compensation shall be made by deposit in an account to be designated by the Professional Corporation.

     9. INDEPENDENT CONTRACTOR.

     (a) In the performance of their respective duties under this Services
Agreement, the Professional Corporation and its Medical Staff shall at all times be acting and performing collectively as independent contractors with OptiCare.
Without limiting the generality of the foregoing, neither OptiCare nor any of its affiliates shall in any particular instance exercise any control or direction over the medical methods, procedures and practices utilized by the
Professional Corporation and its Medical Staff either in the performance of their medical duties or in the provision of medical services and care hereunder, or interfere in the medical judgment of the Medical Staff, or cause the Medical
Staff to do or take any action which would be inconsistent with their physician-patient responsibilities.

     (b) Nothing contained in this Services Agreement shall be construed to constitute OptiCare as responsible for any professional liability or other obligations of the Professional Corporation or its Medical Staff.

     10. COVENANT NOT TO COMPETE.

     (a) During the term hereof and for two (2) years after the termination hereof, the Professional Corporation will not, without the prior written consent of OptiCare, do any of the following with respect to a Competitive Business: (a)
directly or indirect engage in, (b) have an interest in (whether as a proprietor, partner, investor, shareholder, officer, director, manager or any type of principal whatsoever), (c) enter the employment of, or act as the agent for, or the advisor or consultant to, or (d) enter into an agreement to provide ophthalmology or optometry services to or for a Competitive Business. For purposes of this Section, the term "Competitive Business" shall mean any person, firm, partnership, association, corporation or business organization, entity or enterprise which is or is about to operate any business which provides ophthalmology or optometry services, or any business which competes with the
Business as conducted by OptiCare as of the date this Services Agreement terminates within the Counties of New Haven, Litchfield, Hartford, Fairfield,
Middlesex, New London, Tolland, or Windham, or otherwise within the State of
Connecticut.

     (b) The Professional Corporation agrees that OptiCare's remedy at law for any breach of the covenants set forth in this Section 10 would be inadequate and agree that in addition to any remedy at law which it may have, OptiCare may be granted temporary and permanent injunctive relief in any proceeding which may be brought to enforce this Section 10, without the necessity of proof of actual damage, and, furthermore, OptiCare may recover all

                                       -7-

costs and reasonable attorneys' fees incurred as a result of a breach of the covenants set forth in Section 10(a).

     (c) The Professional Corporation shall include in each Employment Agreement with the Medical Staff a provision which expressly recognizes the right of
OptiCare to enforce, in its own name and for its own benefit, the covenants against competition contained therein, and Professional Corporation shall notify
OptiCare promptly and in writing of any breach by any past or present member of the Medical Staff of a covenant against competition applicable to such past or present member.

     11. TERM.

     (a) This Services Agreement shall remain in full force and effect for a term of five (5) years from the date hereof ("Initial Term") and shall automatically renew for successive terms of two years each (each such subsequent two year term is hereinafter referred to as a "Renewal Term") unless terminated as provided herein.

     (b) Notwithstanding Section 11(a), the facilities usage provided for in
Section 4(a) shall be on a month to month basis, and subject to termination by either party effective on the last day of a calendar month following delivery of a written notice of termination received at least thirty (30) days prior to the effective date of the proposed termination. Following such termination, the obligation to pay the portion of the Service Charges allocated to facility usage pursuant to Section 8(a) for subsequent periods shall also terminate; provided that the payment obligation for facility usage Service Charges for all prior periods, and all settlements thereof, shall survive until fully discharged.

     (c) Either OptiCare or the Professional Corporation may elect to terminate this Services Agreement by written notice to the other given not less than one hundred and eighty (180) days and not more than one year prior to the beginning of the next Renewal Term.

     (d) Either OptiCare or the Professional Corporation may terminate this
Services Agreement by written notice to the other, upon the failure by the other to perform one or more of its obligations under this Services Agreement, if such failure continues uncorrected for sixty (60) days after receipt of written notice thereof. Such notice shall describe the specific conduct which serves as the basis of the alleged breach.

     (e) Upon termination of this Services Agreement, no party shall have any further liability or obligation to any other hereunder, except for the obligations under Sections 7, 10 and 12 hereof, and except that each party shall remain liable to the other with respect to any liability arising prior to such termination, including without limitation, liability for the payment of Service
Charges accrued through the date of such termination.

     (f) It is the intention of the parties hereto that the service arrangements provided for herein not represent the provisions of new services or functions by a health care facility or institution, as defined in section 19a-154 of the
Connecticut General Statutes, or the unlawful

                                       -8-

practice of medicine by a corporation, and this Services Agreement shall be construed accordingly, and the parties shall take such reasonable steps, including modification of this Services Agreement (other than the substance of the financial terms hereof) as may be appropriate to implement such intention while preserving the overall relationships contemplated hereby. If at any time
OptiCare reasonably concludes after consultation with the Professional
Corporation that as constituted, or with modifications, the parties' intention as aforesaid cannot be implemented, then this Services Agreement shall be terminable by OptiCare without further liability on ninety (90) days written notice, to the Professional Corporation, which termination shall render null and void the covenant not to compete contained in Section 10 of this Services
Agreement.

     (g) In the event that OptiCare, following termination of this Services
Agreement, enters into an arrangement with a new professional corporation or other medical practice entity in substitution for the Professional Corporation, such new professional corporation or medical practice entity shall succeed to the custody of all medical records of the Practice, and Professional Corporation agrees to execute promptly such instruments of assignment and transfer of the records to the new professional corporation or other medical practice entity as
OptiCare may reasonably request, subject to the right of the patient to designate to whom his/her medical records should be transferred.

     12. PROPRIETARY INTEREST AND RIGHTS OF OPTICARE.

     (a) The Professional Corporation recognize the proprietary interest of
OptiCare in the trade name and trademark "OptiCare" and all other names, trademarks, service marks, policies, procedures, operating manuals, forms, contracts and other information used or employed by the Business. OptiCare hereby consents to the use by the Professional Corporation, during the term of this Services Agreement, of the trade name "OptiCare" in the present form of the name of the Professional Corporation. The Professional Corporation hereby acknowledges that it does not have any interest in or to such trade name or the
"OptiCare" trademark, other than the right to use the trade name as expressly stated above, and shall not use the trade name "OptiCare" in publicly disseminated materials without the prior approval of OptiCare. Upon the termination of this Services Agreement, Professional Corporation shall permanently change its name to delete any reference to OptiCare and to any confusingly similar name, and shall provide evidence, reasonably satisfactory to
OptiCare, of such change, shall discontinue the use of such trade, name, the
"OptiCare" trademark, and any other names, trade marks, service marks, policies, procedures, operating manuals, forms, contract or other proprietary information used in the Business, and, shall agree to destroy and/or return to OptiCare all copies of documents, forms, operating manuals and other materials displaying such names, trade marks and service marks, or setting forth such policies, procedures or other proprietary information.

     (b) The Professional Corporation acknowledges its confidential relationship with OptiCare and OptiCare's ownership of all information relating to the
Business, including without limitation, business methods, business plans, expansion and acquisition plans and strategy, marketing plans, patient and customer information and lists, statistical data and

                                      -9-

reports, financial information relating to the Business, and all quality assurance and utilization review information (the foregoing collectively referred to as "Confidential Information"). The Professional Corporation
acknowledges and agrees that OptiCare is entitled to prevent its competitors from obtaining and utilizing its Confidential Information and that Professional
Corporation may be provided access to the same by OptiCare solely to enable
Professional Corporation to perform the services provided for in this Services
Agreement. The Professional Corporation agrees to hold OptiCare's Confidential
Information in strictest confidence and not to disclose it or allow it to be disclosed directly or indirectly to any person or entity (other than persons employed by Professional Corporation who have a need to know such information and who are obligated by written agreement to maintain the confidentiality thereof) without OptiCare's prior written consent.

     13. RESTRICTIONS ON AUTHORITY OF PROFESSIONAL CORPORATION.

     (a) The Professional Corporation shall not, without the prior written consent of OptiCare, have the authority to:

          (i)  adopt any annual or long-term capital or operating budget of the
               Professional Corporation;

          (ii) enter into any contract or commitment the funds for which are not provided in the operating budget mutually approved by the
               Professional Corporation and OptiCare;

          (iii) sell, exchange, lease or otherwise dispose of all or substantially all the assets of the Professional Corporation;

          (iv) merge or consolidate the Professional Corporation with or into any other entity;

          (v)  liquidate or dissolve the Professional Corporation; or

          (vi) authorize the filing of any receivership, bankruptcy, insolvency or similar proceeding on behalf of the Professional Corporation.

     (b) The Professional Corporation shall not, without the prior unanimous written consent of all of the holders of its outstanding capital stock, have the authority to:

          (i)  authorize the issuance of any capital stock of the Professional
               Corporation or of any options, warrants or other commitments to issue such capital stock (except as provided in a stockholders'
               agreement entered into between the Professional Corporation and all of its stockholders in form and substance reasonably
               acceptable to OptiCare); or

                                      -10-

          (ii) amend the Professional Corporation's Certificate of Incorporation
               or Bylaws.

     14. GENERAL PROVISIONS.

     (a) No failure by any party to insist upon the strict performance of any covenant, agreement, term or condition of this Services Agreement or to exercise a right or remedy shall constitute a waiver. No waiver of any breach shall affect or alter this Services Agreement, but each and every covenant, condition, agreement and term of this Services Agreement shall continue in full force and effect with respect to any other existing or subsequent breach.

     (b) This Services Agreement, together with the Employment Agreements, constitute the entire agreement between the parties and contains all the agreements between the parties with respect to the subject matter hereof. This
Services Agreement supersedes any and all prior agreements among the parties, and all such prior agreements, and any duties and obligations arising thereunder, are hereby rendered null and void.

     (c) The provisions of this Services Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by all of the parties hereto.

     (d) Neither this Services Agreement nor any right or interest hereunder may be assigned in whole or in part by any party without the prior written consent of the other parties, except that OptiCare may assign its rights or duties under this Services Agreement to a corporation which acquires all or substantially all of the assets of OptiCare, or with which OptiCare merges or consolidates.

     (e) If any provision of this Services Agreement is held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this Services Agreement that can be given effect without the invalid provision. In such event, all parties agree that the court making such determination shall have the power to alter or amend such provision so that it shall be enforceable consistent with the intentions of the parties.

     (f) This Services Agreement shall be construed and enforced under and in accordance with the laws of the State of Connecticut.

     (g) Nothing in this Services Agreement shall be construed as creating or giving rise to any rights in any third parties or any persons other than the parties hereto.

     (h) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be delivered personally or sent by certified mail, postage prepaid, addressed to the party at the following address:

                                      -11-

     If to OptiCare:

               OptiCare Eye Health Centers, Inc.
               87 Grandview Avenue
               Waterbury, Connecticut 06708
               Attention: President

               with a copy to:

               Blue Cross & Blue Shield of Connecticut, Inc.
               370 Bassett Road
               North Haven, Connecticut 06478
               Attention: General Counsel

          If to Professional Corporation:

               OptiCare P.C.
               87 Grandview Avenue
               Waterbury, Connecticut 06708
               Attention: President

Any party may change its address for notice purposes by written notice to the other party and such change shall be effective upon receipt. Notices shall be deemed to have been received at the earlier of actual receipt or three (3) days after deposit in the mail, as provided above.

     IN WITNESS WHEREOF, the parties hereto have caused this Services Agreement to be executed, as of the date first above written.

                                        OPTICARE EYE HEALTH CENTERS, INC.

                                        By /s/ Dean J. Yimoyines
                                           -------------------------------------
                                        Name Dean J. Yimoyines
                                             -----------------------------------
                                        Its President
                                            ------------------------------------

                                      -12-

                                        OPTICARE P.C.

                                        By /s/ Dean Yimoyines
                                           -------------------------------------
                                           Dean Yimoyines, President

                                      -13-

                                    EXHIBIT A

                                    LOCATIONS

                                                      A.S.C. or
                                                      MEDICARE
                     EYE HEALTH         VISION        QUALIFIED
                   (MD & TESTING)   (OD & OPTICAL)   (FACILITY)
                   --------------   --------------   ----------
ANSONIA                 XXXX             XXXX
CHESHIRE                XXXX             XXXX
NAUGATUCK                                XXXX
NEW HAVEN               XXXX             XXXX
NEW MILFORD             XXXX             XXXX
NORWALK                 XXXX             XXXX           XXXX
SOUTHBURY             (PENDING)          XXXX
TORRINGTON              XXXX             XXXX
WATERBURY               XXXX             XXXX           XXXX
WESTPORT                XXXX             XXXX
GREENWICH               XXXX             XXXX
RIDGEFIELD              XXXX           (PENDING)
BROOKFIELD              XXXX

PROSPECT                XXXX
(KLEIN & DELUCA)
WATERBURY               XXXX
(C.H.C.P.)
LONG WHARF              XXXX
WALLINGFORD             XXXX
BRIDGEPORT              XXXX

                                                                       EXHIBIT B
                                                                       ---------

                                  OPTICARE P.C.

                            STOCKHOLDERS' AGREEMENT

     THIS STOCKHOLDERS' AGREEMENT, effective as of the 1st day of December,
1995, by and among OPTICARE P.C., a Connecticut professional corporation having its principal place of business in Waterbury, Connecticut (the "Company"),
OPTICARE EYE HEALTH CENTERS, INC., a Connecticut corporation having its principal place of business in Waterbury, Connecticut (the "OptiCare"), and the undersigned stockholders of the Company.

                                   WITNESSETH:

     WHEREAS, the Stockholders own all of the issued and outstanding shares of the Company's capital stock; and

     WHEREAS, OptiCare has an interest in helping to provide for continuity of ownership and management of the Company, and to ensure the continued financial strength and viability of the Company in view of the fact that OptiCare and the
Company are parties to long-term, exclusive Professional Services and Support
Agreement (the "Services Agreement") vital to the success of the businesses conducted by OptiCare;

     WHEREAS, the Stockholders, and the Company desire to enter into an agreement with respect to the dispositions of Common Stock held by a Stockholder and desire that OptiCare be a beneficiary of such provisions so long as the
Services Agreement continues in effect.

     NOW, THEREFORE, in consideration of the premises and the mutual promises and the mutual benefits to be gained by the performance thereof, the parties hereto agree as follows:

     1. DEFINITIONS:

     For all purposes of this Agreement, the following words and phrases shall have the meanings respectively assigned to them below, unless in any such case a different meaning is plainly required by the context.

     (a) Agreement shall mean this Stockholders' Agreement and any and all subsequent amendments hereto;

     (b) Book Value shall mean the book value of the Company's assets or a
Seller's Stock, as the case may be, as of the last day of the month immediately preceding the Closing Date of the purchase of the Seller's Stock. The Book Value of the Company's assets shall be determined by the Company's regularly retained accountants in accordance with the cash basis of accounting, regardless of the basis of accounting customarily used by the Company to prepare its financial records. The Book Value of a Seller's Stock shall equal the Seller's Pro Rata
Share of the Book Value of the Company's assets (based upon the Stock of the
Seller versus the aggregate number of issued and outstanding shares of all classes of Stock);

     (c) Certificate shall mean any stock certificate representing any shares of
Stock;

     (d) Closing Date or Closing as defined in Section 6;

     (e) Pro Rata Share shall mean, at any time, as to a designated group of
Stockholders, the percentage which expresses the ratio between (i) the number of shares of Stock owned at such time by a given Stockholder, and (ii) the number of shares of Stock owned at such time by all Stockholders in such group;

     (f) Remaining Stockholders shall mean the Stockholders other than the
Stockholder who is intending to transfer his or her Stock;

     (g) Seller shall mean a Stockholder or the Stockholder's legal representative who is required or permitted to sell the Stockholder's Stock hereunder;

     (h) Stock shall mean a share or shares of the capital stock of the Company, whether now authorized or not, and rights, options, warrants or rights to purchase capital stock, and securities of any type whatsoever that are, or may become, convertible into capital stock; the number of shares of Stock which is an option, warrant, right or convertible security shall be the number of shares of such Stock which would result upon the immediate exercise of such option, warrant or right of conversion of such convertible security, without regard to when such option, warrant or right may in fact be exercised or such convertible security may in fact be converted; and

     (i) Stockholder(s) shall mean the undersigned persons below the heading
"Stockholders", and shall include any other holder of Stock who agrees in writing with the parties to this Agreement to be bound by and to comply with all applicable provisions of this Agreement.

     The use of pronouns of any gender shall include the other genders, and either the singular or plural shall include the other.

                                       -2-

     2. RESTRICTIONS ON TRANSFER AND ENCUMBRANCE:

     (a) General Restrictions. A Stockholder shall not have the right to voluntarily or involuntarily sell, pledge, assign, donate or otherwise transfer or encumber any of his or her Stock except in accordance with the terms and conditions of this Agreement. Any attempted transfer in violation of this
Section shall be void and of no effect.

     (b) Deposit. Upon execution of this Agreement, each Stockholder shall deposit the certificates for his or her Stock with the secretary or the assistant secretary of the Company.

     3. RIGHT OF FIRST REFUSAL.

     (a) If a Stockholder receives a bona fide offer from any person qualified under Connecticut law to purchase the Shares and he or she wishes to accept such offer, the Stockholder shall give written notice to the Company, and the
Remaining Stockholders and, if the Services Agreement is still in effect,
OptiCare. The notice shall state the name and address of the proposed purchaser, the number of Shares to be transferred, the price or other consideration per
Share and any other terms of the proposed sale. The Remaining Stockholders shall have the right, exercisable in writing within sixty (60) days following receipt of the Seller's notice, to purchase on a prorata basis all, but not less than all, of such Shares on the terms offered. If such purchase right is exercised, the transaction will be closed as provided in Section 6 hereof.

     (b) If such purchase right is not duly exercised by the Remaining
Stockholders, and so long as the Services Agreement shall remain in effect between OptiCare and the Company, OptiCare shall have the right, exercisable in writing within thirty (30) days after the expiration of the prior notice period, to designate an individual who is qualified under Connecticut law to purchase such Shares and thereafter such individual shall purchase the Shares at the price set determined in accordance with Section 4 below, and the transaction will be closed as provided in Section 6.

     (c) If neither the Remaining Stockholders or, if applicable, the individual designated by OptiCare, purchase all of the Shares set forth in the Seller's notice, the Seller shall have the right, for a period of thirty (30) days after the last to expire of the applicable notice periods, to sell the Shares to the purchaser named in the notice on the terms specified therein, provided such purchaser agrees in writing prior to such sale to be bound by this Services
Agreement. No transfer may be made on terms different than those set forth in the notice of intention to transfer without a new notice and compliance with the requirements of this Section.

     4. SPECIAL OPTICARE PURCHASE RIGHT

     So long as the Services Agreement shall remain in effect, OptiCare shall have the option at any time to designate an individual qualified under
Connecticut law to purchase all

                                      -3-

of the Shares owned by one or more Stockholders at a price equal to the lesser of (i) the amount the Stockholder paid for the Shares, and (ii) the Book Value of the Shares. Such option shall be exercisable by giving the Stockholder or
Stockholders written notice thereof. Upon receipt of such notice, the
Stockholder or Stockholders shall sell the Shares to the designated individual at the price set forth above. The transaction will be closed as provided in
Section 6.

     5. ATTORNEY-IN-FACT; LEGEND

     (a) In order to facilitate the sale of Shares by a Stockholder pursuant to this Agreement and so long as the Services Agreement is in effect, each of the
Stockholders irrevocably constitutes and appoints OptiCare as his or her true and lawful agent and attorney, with full power of substitution and resubstitution, to act in his or her name or otherwise, for the purpose of doing any and all things and executing and delivering any and all documents which may be necessary or advisable in connection with the delivery and transfer of Shares by the Stockholders pursuant to this Agreement, as fully as could the
Stockholder. Such power of attorney is coupled with an interest, is irrevocable and shall not be affected by the death, incapacity or other disability of the
Stockholder.

     (b) All certificates evidencing the Shares shall be endorsed as follows:

          "The shares evidenced by this Certificate are subject to the provisions of a certain Stockholders' Agreement dated as of November
          30, 1995, a copy of which is on file and available for inspection at the offices of the corporation, and they may not be transferred except in compliance with the terms thereof."

     6. PAYMENT OF PURCHASE PRICE; TERMS AND CONDITIONS CLOSING:

     Certificates representing the Shares purchased pursuant to this Agreement, duly endorsed for transfer or accompanied by a duly executed, blank stock power shall be delivered and the consideration shall be paid to the Stockholder at a closing to be held on a date (the "Closing Date") specified by the purchaser which is within thirty (30) days after the exercise of the right of first refusal or purchase option for such Shares. Unless the parties agree otherwise or are otherwise permitted by this Agreement, the purchase price shall be paid by certified or bank cashiers check at the closing.

     7. ADDITIONAL STOCK:

     This Agreement shall apply to any additional shares of Stock issued by the
Company to a Stockholder and to any additional shares of Stock acquired by any
Stockholder after the execution hereof whether by purchase, gift, recapitalization or otherwise.

                                       -4-

     8. REMEDIES; SPECIFIC PERFORMANCE:

     Because of the unique nature of the covenants contained herein and the fact that the Stock cannot be readily purchased or sold in the open market, the parties hereto will be irreparably injured in the event of a breach of any of the covenants contained in this Agreement, if not specifically enforceable. In furtherance thereof, each of the parties hereto agrees that in the event of the actual or potential occurrence of any such breach, the Company and the other non-breaching parties shall be entitled to obtain, in addition to all other available remedies, injunctive and/or other equitable relief, including specific performance, in connection therewith. The aforesaid remedies of specific performance and/or injunction and/or other equitable relief shall be in addition to any other remedies which the parties hereto may have in the circumstances under this Agreement, at law, in equity or otherwise.

     9. TERMINATION:

     This Agreement shall terminate upon the first to occur of:

     (a) cessation of the Company's business;

     (b) the execution of a unanimous written agreement by the Stockholders, the
Company, and, if the Services Agreement is then in effect, OptiCare.

     (c) the liquidation, dissolution, bankruptcy or insolvency (voluntary or involuntary) of the Company.

     However, all of the rights and obligations on any party hereto which shall have vested prior to such termination shall survive any such termination. The provisions of Section 9 shall survive any such termination.

     10. MISCELLANEOUS:

     (a) Notices. Any notice, consent or other communication which any party hereto is required or permitted to give to any other party hereto shall be delivered personally or sent by registered or certified mail, return receipt requested, to the Stockholder's last known residence address, or to the residence of the legal representative of the estate of the Stockholder or, if to the Company, to the principal office of the Company, or if to OptiCare, to the principal office of OptiCare, as the case may be, unless otherwise notified in writing.

     (b) Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter herein and supersedes and replaces all previous representations, negotiations, and commitments, oral or in writing, with respect thereto.

                                      -5-

     (c) Further Acts. Each of the parties hereto shall execute and deliver all such additional documents or legal instruments, and shall perform or cause to be performed all such further acts and things, as may be necessary or desirable to carry out the purposes and intents of this Agreement.

     (d) Amendment. This Agreement may only be amended, modified or altered by execution of a unanimous written agreement by the Stockholders, the Company, and, if the Services Agreement is then in effect, OptiCare. Any such amendment, upon such adoption, shall be binding upon all of the parties hereto and any persons who become parties to this Agreement after the date of execution hereof.

     (e) Binding Effect. This Agreement may not be assigned by any party hereto without the express written consent of all of the parties hereto. This Agreement shall be binding upon all of the parties hereto and any successor to such party, by operation of law or otherwise, and shall also be binding upon, and shall inure to the benefit of, any permitted assignee of any Stockholder.

     (f) Governing Law. This Agreement shall be governed by the laws of the
State of Connecticut.

     (g) Counterparts. This Agreement may be expected in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                                      -6-

     IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the day and year first above written.

                                        OPTICARE P.C.

                                        By: /s/ Dean J. Yimoyines
                                            ------------------------------------
                                        Its President
                                            ------------------------------------

                                        OPTICARE EYE HEALTH CENTERS, INC.

                                        By: /s/ Dean J. Yimoyines
                                            ------------------------------------
                                        Dean J. Yimoyines, M.D.
                                        President

                                        STOCKHOLDERS:

                                        /s/ Dean J. Yimoyines
                                        ------------------------------------
                                        DEAN J. YIMOYINES, M.D., a Stockholder

                                       -7-